FILE NO. 70-10100

                                IN THE MATTER OF

                                FILE NO. 70-10100

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                 CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                     Allegheny Energy Supply Company, L.L.C.
                               4350 Northern Pike
                           Monroeville, PA 15146-2841

                          -----------------------------

                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

           The Commission is requested to send copies of all notices, orders and communications in connection with this Certificate of Notification to:

David B. Hertzog                                       Clifford M. Naeve
Vice President and General Counsel                     William C. Weeden
Allegheny Energy, Inc.                                 Paul Silverman
10435 Downsville Pike                                  Skadden, Arps, Slate,
Hagerstown, MD 21740                                   Meagher & Flom LLP
                                                       1440 New York Avenue, NW
                                                       Washington, D.C. 20005

     On July 23, 2003, the Securities and Exchange Commission ("Commission") issued an order in File No. 70-10100, Holding Co. Act Release No. 35-27701 (the "Order"), authorizing, among other things, certain financing transactions. The Order directed Allegheny Energy, Inc. ("Allegheny") to file on a quarterly basis with the Commission certificates pursuant to Rule 24 of the Public Utility Holding Company Act of 1935. Those certificates are to contain certain financial information pertaining to Allegheny and Allegheny Energy Supply Company, LLC ("AE Supply"), which Allegheny provides below for the period from July 1, 2003 through September 30, 2003 ("the current period").

1. A table showing, as of the end of each calendar month in the reporting period, the dollar and percentage components of the capital structures of Allegheny and AE Supply:

          Allegheny is unable to supply this information for the current period because financial statements for that period are not yet available.

2. The amount and timing of any and all dividends declared and/or paid by AE Supply to Allegheny and calculations showing the effect of such dividends on the retained earnings, the common equity, and the members' interest of AE Supply:

          No such dividends were declared and/or paid during the current period.

3. A description of the use by Allegheny of any funds received as a dividend from AE Supply:

          No such funds were received during the current period.

4. Updated financial projections for Allegheny and AE Supply, substantially in the form of Exhibit H hereto, including statement of assumptions underlying the financial projections:

          Filed in paper copy; confidential treatment requested pursuant to Rule 104(b), 17 CFR ss. 250.104(b).

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    December 17, 2003

                                          Allegheny Energy, Inc.


                                          By:       /s/ Regis F. Binder
                                                   ----------------------------
                                          Title:   Vice President and Treasurer
                                                      of Allegheny Energy, Inc.





                                       3